Omphalos Corporation
Unit 2, 15Fl., 83, Nankan Rd. Sec, 1,
Luchu Taoyuan County
Taiwan

December 22, 2010

VIA EDGAR

Mr. Jeff Jaramillo
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:  Omphalos, Corp.
Form 10-K for the Fiscal Year ended December 31, 2009 Filed March 30, 2010
Form 10-Q for the Fiscal Quarter ended June 30, 2010
File No. 001-14053

Dear Mr. Jaramillo:

The following are responses of Omphalos Corporation (the “Company”) to the corresponding numbered comments in the November 30, 2010 letter from the Securities and Exchange Commission (the “Commission”).  The Company will file an amended Form 10-K for the fiscal year ended December 31, 2009, and amended Form 10-Q for the quarter ended June 30, 2010, promptly upon the Commission’s confirmation of the adequacy of the responses provided by the Company in this letter (which approach was discussed by Mr. Tim Buchmiller with our securities counsel, Andy Smith, Esq. of Sichenzia Ross Friedman Ference LLP (646) 810-2180, prior to the preparation of this response).

Form 10-K for the Fiscal Year Ended December 31 2009
1.
Please provide us with your analysis of why your securities are no longer registered pursuant to Section 12(g) of the Securities Exchange Act. We note the Form 10-SB filed on February 9, 2001 to register your securities pursuant to Section 12(g).

Response
Our securities continue to be registered pursuant to Section 12(g) of the Securities Exchange Act and we will file an amended annual report on Form 10-K/A for the fiscal year ended December 31, 2009 (the “Form 10-K/A”) reflecting same.

Item 1. Business., page 3
2.	We note your disclosure in the fifth paragraph. Please tell us, and revise future filings to clarify, "each of the shareholders" that were elected directors and appointed as executive officers.

Response
The 10-K/A and future filings on Form 10-K will include the following disclosure:

Shen-Peir Yang beneficially owned 55,347,485 shares of common stock and was elected a director and appointed as the Company’s President. Chi Pi Yun beneficially owned 2,049,907 shares of common stock and was appointed as the Company’s Chief Financial Officer.  Li Shen-Ren beneficially owned 4,099,814 shares of common stock and was appointed as the Company’s Chief Operating Officer.

3.
Please tell us, and revise future filings to clarify, your distribution methods for your principal products and services. Refer to Regulation S-K Item 101(h)(4)(ii). For example, please explain your "online marketplaces," as mentioned in the second risk factor on page 7, and any other material distribution methods.

Response
The Form 10-K/A and future filings will contain the following disclosure regarding our distribution methods:

Most of our business is generated through personal relationships with our major customers. In addition, we  participate in trade shows and occasionally run advertisements in trade journals and newspapers. “Online marketplaces” presently are not a principal distribution method and the reference to same in the second risk factor on page 7 will be deleted.

4.
                            We note your disclosure in the first risk factor on page 9 that two of your suppliers accounted for 83% of the equipment that you sell to your customers. Please tell us, and revise future filings to clarify, the identity of your principal suppliers. Refer to Regulation S-K Item 101(h)(4)(v), Please also tell us whether you have a contract with your principal suppliers, and if so, please file the contract as an exhibit. Refer to Regulation S-K Item 601(b)(10).

Response
For the year ended December 31, 2009, the Company obtained 83% of the equipment that it sells to its customers from only two vendors: Saki Corporation and Tamura Corporation. Both companies are Japanese companies.

We have a contract with one of our suppliers which is being translated into English and will be filed with the Form  10-K/A.

Overview of Business, page 4.
5.
Please tell us, and revise future filings to clarify, whether you manufacture your products or how you obtain the products that you supply to your customers. If you are a third-party reseller, please make that clear. Please also explain the "after sale services" you provide to your customers and the equipment parts that you sell to your customers.

Response
The Company serves as third-party reseller, and supplies a wide range of equipment and parts including refurbished and modified reflow soldering ovens and automated optical inspection machines for printed circuit board (PCB) manufacturers in Taiwan and China. The Company also provides after sale services such as maintenance and repairs to its customers and sells parts for the equipment for that purpose.

Intellectual Property. page 6
6.
Please tell us, and revise future filings to clarify, the terms of your patents, For example, the expiration date is unclear from your disclosure of the patent term of "2005/10/1-20/15-1/30" for Patent Number M277230. Please also revise your business section to describe how your intellectual property rights factor into your business.

Response
We will include the following disclosure in the Form 10-K/A and in future filings:

Name	Patent No	Country	Patent Term
Automatically Labeling and Inspecting Apparatus and Method of Use	M277230	Taiwan	expires 1.30.2015
Automatically Marking and Reading/Distinguishing Apparatus and Method of Use	M277229	Taiwan	expires 1.30.2015
Vehicle Camera Apparatus	M345732	Taiwan	expires 3.19.2018

In the future, we expect to expand the number and type of products we are able to provide to our customers. We intend to use our patents and improve or add functions to current products, and plan to use these patents in future products. The issued patents and applications relate to techniques developed by us for automatically labeling and inspecting, automatically marking and reading apparatus.

There can be no guarantee that the patents held by us will not be challenged or invalidated, that patents will be issued for any of our pending applications or that any claims allowed from existing or pending patents will be of sufficient scope or strength (or issue in the countries where products incorporating our technology may be sold) to provide meaningful protection or any commercial advantage to us. In any event, effective protection of intellectual property rights may be unavailable or be limited in certain countries.

Regulations, page 6
7.
Please tell us how your disclosure here that you are not subject to any significant government regulation is consistent with your disclosure in the third bullet point of the second risk factor on page 7 that the success of your business depends in part on your ability to comply with regulatory requirements.

Response
We are not, presently, subject to any significant government regulation that is specific to us or our company. Accordingly, the Form 10-K/A, and future filings, will reflect this by amending the third bullet point of the second risk factor on page 7 to read as follows:

•	comply with corporate seller requirements affecting marketing and disposition of certain categories of merchandise;

Item 1A. Risk Factors., page 7

The industries that Omphalos serves ...., page 8
8.	Please explain to us your references to "production capacity" and "sufficient manufacturing capacity," Revise your future filings as appropriate.

Response
The disclosure in the Form 10-K/A and future filings will be revised to delete references to “production capacity” and “sufficient manufacturing capacity” as long as the Company remains only a reseller.

The market price of our common stock…., page 10
9.
Please explain "the Offering" mentioned in the first bullet point and the ''registration of the shares of common stock issued in this Offering" in the eleventh bullet point. Please also tell us why alternative energy development programs are material to your business.

Response
The disclosure in the Form 10-K/A will not contain the reference to “the Offering” in the first bullet point, or the reference to “registration of the shares of common stock issued in this Offering” in the eleventh bullet point.  The ninth bullet point containing the reference to alternative energy development programs will be deleted as they are not relevant to the Company’s business.

Item 2. Properties, page 11
10.
We note that you did not recognize any research and development expenses in the past two fiscal years. Please tell us, and revise future filings to disclose, the nature and purpose of your research and design facilities.

Response
The disclosure in the Form 10-K/A regarding our properties will not contain any reference to research and design facilities, as the Company presently does not have such facilities and had no such facilities during the fiscal year ended December 31, 2009 and did not engage in research and development activities during such fiscal year.

Item 5, Market for Common Equity…., page 12
11.	Please tell us, and revise future filings to provide, the information required by Regulation S-K Item 201(a) and (c).

Response
The following disclosure is provided with regard to the market for Company’s equity and will be included in the Form 10-K/A, and similar disclosure will be provided in future filings:

Our common stock is traded on the OTCBB under the trading symbol "OMPS.OB."
The following table sets forth, for the period indicated, the range of the high and low sales prices of our common stock, as reported by the OTCBB.  The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

Year Ended December 31,		First	Second		Third		Fourth
2009	High	$0.50	$	*	$	*	$	*
	Low	$0.15	$	*	$	*	$	*

2008	High	$0.55		$1.50		$1.50		$0.70
	Low	$0.10		$1.25		$0.60		$0.52

*no public trading volume.

There were approximately 72 holders of record of our common stock as of March 1, 2010.

We have never declared or paid cash dividends on our common stock and do not expect to pay any dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings for our business. The payment of any future dividends on our common stock will be determined by our Board of Directors and will depend on business conditions, our financial earnings and other factors.

Item 7. Management's Discussion and Analysis…., page 12

Results of Operations, page 14
12.
Please tell us, and revise future filings to explain, the reasons for material changes in net sales, including a narrative discussion of the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold, and for material changes in the significant components of revenues and expenses. Refer to Regulation S-K Item 303(a)(3). For example, please tell us the reason for the general decrease in market demand in 2009, the reason for the decrease in business to existing customers in 2008, and the reason for the decrease in overall sales margin in 2009 (e.g., decrease in sales or increase in costs). Please also quantify the impact of the listed reasons for changes in the significant components of revenues and expenses.

Response
The Form 10-K/A and future filings will include the following disclosure:

Net Sales. Net sales for the year ended December 31, 2009 were $1,931,751 compared to $7,867,973 for the year ended December 31, 2008, a decrease of $5,936,222. Sales of reflow soldering ovens and automated optical inspection (AOI) machines sales to printed circuit board (PCB) manufacturers decreased $5,814,889 compared to 2008, primarily a result of a 74% decrease in reflow soldering ovens and AOI unit shipments. The decrease in reflow soldering ovens and automated optical inspection machines unit shipment in 2009 was primarily due to lower demand for consumer electronic products, lower consumer electronic product productions as the general economic downturn. Our average selling price for reflow soldering ovens decreasing due to competitive pressures, resulting in a 29% lower average selling price year-over-year. Our average selling price for AOI decreasing due to competitive pressures, resulting in a 19% lower average selling price year-over-year. Net sales from our service and parts sales were $673,367 in 2009 and $552,034 in 2008.

Cost of Sales; Gross Margin. Cost of sales for the year ended December 31, 2009 was $1,496,265 or 77.5% of net sales, as compared to $5,561,363 or 70.7% of net sales, for the year ended December 31, 2008. Gross profit for 2009 was $435,486, compared to $2,306,610 for 2008, a decrease of $1,871,124. Gross profit as a percent of net sales was 22.5% in 2009, compared to 29.3% in 2008. The lower gross profit in 2009 was primarily due to the substantial decline in net sales, and increase in costs.

Liquidity and Capital Resources page 15
13.	Please tell us, and revise your future filings to clarify, your financial position in terms of liquidity and capital resources. See Regulation S-K Item 303(a)(1)-(2). For example, please:
•	Quantify and explain the reason for any material changes in the financial statement line items related to liquidity in the financial statements presented; and
•	Indicate whether you believe your sources of liquidity are sufficient to fund operations for the next 12 months.

Response
The Form 10-K/A and future filings will include the following disclosure:

Our principal sources of liquidity are cash and cash equivalents, and cash flow from operations. Our cash and cash equivalent decreased from $4,494,963 at December 31, 2008, to $1,968,816 at December 31, 2009.

Net cash flow used in operating activities was $(2,653,251) in fiscal 2009 as compared to net cash flow provided by operating activities was $1,008,389 in fiscal 2008, a decrease of $3,661,640. Net cash flow used in operating activities in fiscal 2009 was mainly due to our net loss of $(740,846), a decrease in accounts receivable of $195,713, an increase in inventory of $602,877, an increase in prepaid expenses and other assets of $346,245, and a decrease in accounts payable and accrued expenses of $1,437,986. Net cash flow provided by operating activities in fiscal 2008 was mainly due to our net income of $605,015, the decrease in account receivable of $3,274,848, an increase in inventory of $600,184, a decrease in prepaid expenses and other assets of $69,363, and a decrease in accounts payable and accrued expenses of $2,402,743.

Net cash flow provided by investing activities was $0 for 2009 and $1,126,177 for 2008. For 2008, the cash flow provided by investing activity was primarily to the maturity of held-to-maturity securities of $1,135,761.

Net cash flow provided by financing activities was $200,601 for 2009. We received proceeds from related parties at the amount of $200,601. Net cash flow used in financing activities was $385,392 for 2008. For 2008, we loaned to related parties at the amount of $201,132, and we also had dividend distributions of $175,260.

In light of the significant decreases in our net sales over the past fiscal year and current uncertain market and economic conditions, we are aggressively managing our cost structure and cash position to ensure that we will meet our debt obligations while preserving the ability to make investments that will enable us to respond to customer requirements and achieve long-term profitable growth. We currently believe that our cash and cash equivalents, working capital, and cash generated from operations, will be sufficient to meet our forecasted operating expenses and capital expenditures through 2010.

Item 10. Directors Executive Officers and Corporate Governance., page 17

Directors and Executive Officers, page 17
14.
Please tell us, and revise future filings to indicate, whether Sheng-Peir Yang is your chief executive officer and how long Mr. Yang has been your chief executive officer. For example, we note your disclosure in the fourth risk factor on page 9.

Response
The Form 10-K/A and future filings will contain the following disclosure regarding Mr. Shen-Peir Yang:

Mr. Shen-Peir Yang is the Company’s president and chief executive officer. He has been the President and chief executive officer of the Company since 1991.

15.
Please tell us, and revise future filings to indicate, whether you have any directors other than Sheng-Peir Yang. We note your reference to your "directors," such as on page 17, and "members" of your board of directors on page 18 and that Chu Pi Yun signed your filing in the capacity as a director on page 22.

Response
We have no directors other than Mr. Sheng-Peir Yang and the discussion and disclosure regarding our Board of Directors in the Form 10-K/A will be revised accordingly.  The reference to Chu Pi Yun signing as a director on page 22 was made in error and will be corrected in the Form 10-K/A.

16.
Please revise future filings to discuss briefly, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Refer to Regulation S-K Item 401(e).

Response
Sheng-Peir Yang is our only director. The Form 10-K/A, and future filings, will include the following disclosure:

Mr Yang has been the President of the Company since 1991 and holds a degree in Mechanical Engineering from National Taipei University of Technology. Having run the Company’s business for almost 20 years, he is very well-qualified, having extensive knowledge of the performance of our business in a variety of economic cycles, to effectively manage our operations during these challenging economic times.

17.
                     Please tell us, and revise future filings to indicate, whether any of your directors or executive officers has been involved in any of the events listed in Regulation S-K Item 401(f) during the past ten years. We note that your disclosure only covers the last five years.

Response
The Form 10-K/A and future filings will disclose that none of the Company’s directors or executive officers has been involved in any of the event listed in Regulation S-K Item 401(f) during the past ten years.

18.	Please provide us with, and include in your applicable future filings, the disclosure required by Regulation S-K Item 405.

Response

The Form 10-K/A and future filings will include disclosure regarding Section 16 compliance. We are not aware of any securities transactions during the fiscal year ended December 31, 2009, or subsequent thereto that would require a filing required by Section 16.

Audit Committee Financial Expert, page 18
19.
                     We note your disclosure in this section that you have not yet determined whether you have an audit committee financial expert that is independent because you only recently consummated your Reverse Merger and in your section entitled "Code of Ethics" that you have not yet adopted a code of ethics because you just recently became subject to the requirement. We also note your disclosure on page 3 that you completed your reverse merger in February 2008. Please tell us why you have not yet determined whether you have an audit committee financial expert or adopted a code of ethics.

Response
The Form 10-K/A will include the following disclosure:

By virtue of his education, business experience and specific experience with the financial reports for the Company, Sheng-Peir Yang satisfies the requirements for service as an audit committee financial expert, except for his position as the Company’s President, which disqualifies him as an “independent” director. A search is under way to identify an additional director for the board of directors who would be qualified as an audit committee financial expert and would be “independent”.

The Company has not adopted a Code of Ethics, but intends to do so as independent directors are added to the Board of Directors and additional executive officers are engaged by the Company, when it will be in a better position to implement a process for assuring continued compliance with such Code of Ethics.

Audit Committee, page 18
20.
We note your disclosure that you "Intend to appoint an audit committee comprised entirely of independent directors, including at least one financial expert during [y]our 2009 fiscal year." Please tell us whether you did so and revise your future filings to update this disclosure.

Response
The Form 10-K/A will include the following revised disclosure regarding our audit committee:

We have not yet appointed an audit committee, and our director currently acts as our audit committee. At the present time, we believe that the director is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. Our company, however, recognizes the importance of good corporate governance and intends to add additional directors to the Board of Directors who are independent and appoint an audit committee comprised entirely of independent directors, including at least one financial expert.

Item 11. Executive Compensation

Summary Compensation Table, page
21.
Please tell us why you did not provide compensation information for Chu Pi Yun, your chief financial officers Pi-Yun Chu, your former chief financial officer, and Li Shen-Ren, your former chief operating officer. Refer to Regulation S-K Item 402(m)(2).

Response
The failure to disclose compensation information for Chu Pi Yun was an oversight. The following additional disclosure will be included in the Form 10-K/A and future filings:

Name and principal position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan ($)	Non- qualified Deferred Compensation Earnings ($)	All other compensation ($)	Total ($)
Pi-Yun Chu CFO	2009 2008	$ $	20,505 26,289	— —	— —	— —	— —	— —	— —	$ $	20,505 26,289
	2007		$33,740	—	—	—	—	—	—		$33,740

Disclosure was not included for Li Shen-Ren as he was not an officer of the Company at December 31, 2009 and his compensation for the year ended December 31, 2009 was less than $100,000.  However, the following disclosure will be provided:

Name and principal position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan ($)	Non- qualified Deferred Compensation Earnings ($)	All other compensation ($)	Total ($)
Li Shen-Ren COO	2009 2008	$ $	23,655 121,220	— —	— —	— —	— —	— —	— —	$ $	23,655 121,220
	2007		$82,562	—	—	—	—	—	—		$82,562

Item 13. Certain Relationships and Related Transactions…., page 20
22.
Please tell us why you did not provide the information required by Regulation S-K Item 404(a) for your lease of an office and a warehouse with one of your shareholders and the advances to shareholders, mentioned on pages 11 and 39. Please also tell us why you did not file your lease as an exhibit.

Response
The information required by Regulation S-K Item 404(a) was not provided for the lease of an office and a warehouse because the annual payments under the lease did not exceed $120,000. Although the payment was made to Mr. Yang, the Company’s sole director, the annual payments under the lease are approximately $26,400.

Item 15. Exhibits, Financial Statement Schedules., page 21
23.
Please revise future filings to clarify where you have filed Exhibits 2.1, 10.1, 10.2 and 10.3. We note that you reference the Form 8-K filed on April 9, 2008 for these exhibits. However, you provide in the Form 8-K filed on April 9, 2008 that these exhibits were "previously filed" but did not clarify where these exhibits were previously filed.

Response
The 10-K/A, and future filings, will include the following revised filing references for Exhibits 2.1, 10.1, 10.2 and 10.3:

Exhibit	Description
2.1
Share Exchange Agreement dated February 5, 2008, between the Company and the  parties set forth on the signature page thereof, incorporated by reference to Exhibit 2.1 to the Company’s current report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2008.

10.1	Employment Agreement with Pi-Yun Chu, incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K/A, filed with the SEC on February 20, 2008.
10.2	Employment Agreement with Shen-Ren Li, incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K/A, filed with the SEC on February 20, 2008.
10.3	Employment Agreement with Sheng-Peir Yang, incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K/A, filed with the SEC on February 20, 2008.

24.	Please tell us why you did not file a list of your subsidiaries. Refer to Regulation S-K Item 601(b)(21).

Response
The Company’s failure to include an Exhibit 21 disclosing its subsidiaries was an inadvertent omission. The Form 10-K/A will include an Exhibit 21, to be incorporated by reference in future filings, disclosing that the subsidiaries of the Company are:

Omphalos Corp (BVI), which owns Omphalos Corp (Taiwan), ALL Fine Technology Co., Ltd (Taiwan) and All Fine Technology Co.,Ltd (BVI).

Signatures, pale 22
25.	Please ensure that the signature block of the registrant in your future filings includes the name of registrant as required by Form 10-K.

Response
The signature block for the Form 10-K/A, and future filings, will include the name of registrant.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010 Exhibit 31
26.
We note that you removed the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d) of the certifications. In future filings including any amendment to your Form 10-Q, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K with no modifications.

Response
In the Form 10-K/A, and future filings, including the amended report on Form 10-Q/A for the fiscal quarter ended June 30, 2010, paragraph 4(d) of the certifications will include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)".

Exhibit 32.2
27.
We note that your Section 906 certification furnished in accordance with Item 601(h)(32) of Regulation S-K improperly refers to the period ended March 31, 2010. Please file an amendment to your Form 10-Q that includes the entire filing, including Section 302 certifications, together with Section 906 certifications that refer to the proper June 30, 2010 period.

Response
An amendment to the Form 10-Q for the fiscal quarter ended June 30, 2010 will be filed on Form 10-Q/A with a revised 906 certification that refers to the period ended as June 30, 2010.

As requested in the letter from the Commission, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration of this response.  Should you require further information, please contact me at 011-8863-322-9658.  Otherwise, I look forward to hearing that your follow-up discussion with our counsel, Andy Smith, of Sichenzia Ross Friedman Ference LLP (646) 810-2180, went satisfactorily and that we should proceed promptly with the preparation and filing of our amended reports.

Very truly yours,

/s/Sheng-Peir Yang Sheng-Peir Yang
Chief Executive Officer, President and Chairman of the Board

cc:           Marc J. Ross, Esq.
Andy Smith, Esq.